Exhibit 99.1

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9

MI Developments Inc. Announces Acceptance by TSX of Normal Course Issuer Bid

November 25, 2011 — Aurora, Ontario, Canada - MI Developments Inc. (“MID”) (TSX:  MIM / NYSE: MIM) announced today acceptance by the Toronto Stock Exchange (the “TSX”) of MID’s Notice of intention to Make a Normal Course Issuer Bid (“NCIB”).  Pursuant to the NCIB, MID proposes to purchase through the facilities of the TSX, the New York Stock Exchange (the “NYSE”) and any alternative trading system in Canada, from time to time over the next 12 months, if MID’s common shares are trading at a price that MID believes is materially below intrinsic value, up to an aggregate of 3,998,589 common shares, being 10% of its public float as of the date hereof.    As of November 24, 2011, MID had 46,871,356 common shares issued and outstanding.  Purchases may commence through the TSX on November 29, 2011 and through the NYSE or any automated trading system in Canada on November 30, 2011 and will conclude on the earlier of the date on which purchases under the bid have been completed and November 28, 2012.  Because daily purchases under the NCIB will be limited to 25% of the average daily trading volume for the most recently completed six months, subject to the block purchase exception permitted by the rules of the TSX, as of the date hereof, such daily purchases will be limited to 22,281 common shares, subject to the block purchase exception.

The Board of Directors of MID believes that the proposed purchases are in the best interests of MID and are a desirable use of corporate funds.  All common shares purchased by MID will be cancelled.

About MID

MID is a Canadian-based real estate company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio of properties in North America and Europe leased primarily to operating subsidiaries of Magna.

For further information:

Michael Forsayeth

Chief Financial Officer

(905) 726-7600